Filed by BCE Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bell Aliant Inc.

Commission File Number of Bell Aliant Inc. 132-02786

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE formally launches offers to purchase all outstanding Bell Aliant common shares and to exchange all outstanding Bell Aliant preferred shares

Offers will be open for acceptance until 5:00 pm Eastern on September 19, 2014

MONTRÉAL and HALIFAX, August 14, 2014 – BCE Inc. (TSX, NYSE: BCE) today announced that it has formally commenced its offer to purchase all of the issued and outstanding common shares of Bell Aliant Inc. (TSX: BA), other than common shares held by BCE.

Under the terms of the common share offer announced on July 23, 2014, each Bell Aliant shareholder can elect to receive consideration per common share of either (a) $31.00 in cash, subject to pro-ration; (b) 0.6371 of a BCE common share, subject to pro-ration; or (c) $7.75 in cash and 0.4778 of a BCE common share.

Concurrent with the commencement of the common share offer, BCE also initiated its offer to exchange all of the issued and outstanding preferred shares of Bell Aliant Preferred Equity Inc. (Prefco) for newly issued preferred shares of BCE, with the same financial terms as the existing Prefco preferred shares.

The offers will be open for acceptance until 5:00 pm Eastern on September 19, 2014, unless extended or withdrawn by BCE.

On August 5, 2014, BCE obtained Competition Act clearance for the Bell Aliant privatization. Accordingly, subject to listing requirements of the Toronto Stock Exchange and the New York Stock Exchange, all regulatory conditions have been met to complete the offers.

In connection with the offers, BCE will file today with the applicable Canadian securities regulatory authorities the offers and circulars and other related documents required to be mailed to holders of common shares and preferred shares under applicable Canadian securities laws. Full details of the offers are contained in these documents and in the directors’ circulars mailed today to holders of common shares and preferred shares. Copies of the offer documents, the directors’ circulars and other relevant documents will be available on SEDAR at Sedar.com and on BCE’s website at BCE.ca/Investors.

BCE will also today (i) register the BCE common shares to be issued to U.S. holders in connection with the common share offer on a Registration Statement on Form F-8 to be filed with the U.S. Securities and Exchange Commission (SEC) and (ii) submit a Form CB to the SEC in connection with the preferred share exchange offer. Copies of the Registration Statement and the Form CB will be available on the SEC’s website at SEC.gov.

CST Trust Company is the Depositary for the offers and CST Phoenix Advisors are the Information Agent. Any questions or requests for assistance concerning the offers or further information about tendering to the offers should be directed to the Depositary at 1-866-271-6893 (toll free in North America) or 1-416-682-3860, or by e-mail at inquiries@canstockta.com; or to the Information Agent at 1-866-822-1244 (toll free in North America) or 1-201-806-7301, or by e-mail at inquiries@phoenixadvisorscst.com.

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Copies of the offer documents, directors’ circulars and any other documents relating to the offers as referred to above may be obtained free of charge upon request to the Depositary or the Information Agent. Holders whose common shares or preferred shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact such nominee for assistance in depositing their common shares or preferred shares to the offers.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the anticipated completion and timing of the offers. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of August 14, 2014 and, accordingly, are subject to change after such date. Except as may be required by applicable Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise.

The completion and timing of the offers are subject to certain conditions, including, in the case of the common share offer, more than 50% of the common shares held by public minority shareholders being tendered to the common share offer and, in the case of the preferred share exchange offer, at least 66 2/3% of the outstanding preferred shares having been tendered. The preferred share exchange offer is also conditional upon the completion of the common share offer. However, the common share offer is not conditional upon the completion of the preferred share exchange offer. The offers are also subject to other customary closing conditions, termination rights and other risks and uncertainties. Reference is made to the Support Agreement entered into among BCE, Bell Aliant and Prefco on July 23, 2014 and which is available under Bell Aliant’s SEDAR profile at SEDAR.com, and to the offer documents for the full terms and conditions of the offers. Accordingly, there can be no assurance that the offers will be completed or that they will be completed by September 19, 2014, or that they will occur on the terms and conditions contemplated in this news release. Subject to applicable laws and the terms of the Support Agreement, the offers could be extended, amended or withdrawn.

For additional information on assumptions and risks underlying certain of the forward-looking statements made in this news release, please consult BCE’s 2014 second-quarter MD&A dated August 6, 2014 and BCE’s news release dated July 23, 2014 announcing BCE’s intention to privatize Bell Aliant, filed with the Canadian securities regulatory authorities and with the SEC, and available on BCE’s website at BCE.ca/Investors.

Notice to U.S. Security Holders

The offers are for the securities of a Canadian company. The offers will be subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included or incorporated by reference in the offer documents have been prepared in accordance with International Financial Reporting Standards, which differ from GAAP, and thus may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since BCE is located in Canada, and some or all of its officers and directors may be residents of Canada. You may not be able to sue a Canadian company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that BCE or its affiliates may purchase securities otherwise than under the offers, such as in open market or privately negotiated purchases. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities of BCE, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. BCE will today file a Registration Statement on Form F-8 with the SEC in respect of the common share offer and submit a Form CB to the SEC in connection with the preferred share exchange offer. This press release is not a substitute for the Registration Statement or any other documents that BCE has or may file with the SEC or has sent or may send to shareholders in connection with the transactions. BEFORE MAKING ANY DECISIONS IN RESPECT OF THE OFFERS, SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE OFFERS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFERS. You will be able to obtain a free copy of the Registration Statement, the Form CB and other filings containing information about BCE, at the SEC’s website site, SEC.gov.

About Bell Aliant

Bell Aliant is one of North America’s largest regional communications providers and the first company in Canada to cover an entire city with fibre-to-the-home (FTTH) technology with its FibreOP™ services. Through its operating entities, it serves customers in six Canadian provinces with innovative information, communication and technology services, including voice, data, Internet, video and value-added business solutions. Bell Aliant’s employees deliver the highest quality of customer service, choice and convenience. For more information, please visit BellAliant.ca.

About BCE

BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

Bell Let’s Talk promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

BCE

Paolo Pasquini

(416) 215-1712

paolo.pasquini@bell.ca

Bell Aliant

Jennifer MacIsaac

(902) 225-3704

jennifer.macIsaac@bellaliant.ca

Investor inquiries:

BCE

Thane Fotopoulos

(514) 870-4619

thane.fotopoulos@bell.ca

Bell Aliant

Zeda Redden

Toll-free 1-(877-487-5726

zeda.redden@bellaliant.ca